UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-151676

GDF SUEZ
(Exact name of registrant as specified in its charter)

16-26, rue du Docteur Lancereaux 75008 Paris France Tel. No.: (33-1) 57-04-00-00
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of par value € 1 each
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐
Rule 12h-6(b)	☐	Rule 12h-6(h)	☐

In this Form 15F, the term the “Company” or “GDF SUEZ” refers to GDF SUEZ SA (formerly called Gaz de France), alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “ordinary shares” or “shares” refers to ordinary shares of par value € 1 per share of the Company, and the term “ADSs” refers to American depositary shares, each representing one ordinary share and evidenced by American depositary receipts (“ADRs”). Citibank, N.A. is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 22, 2008 when the merger between the Company and Suez became effective and the shares of GDF SUEZ (which were the subject of our Registration Statement on Form F-4 which had been declared effective by the SEC on June 16, 2008) were issued in the form of ordinary shares and ADSs to our shareholders.

B. GDF SUEZ has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  GDF SUEZ has filed annual reports under section 13(a) on Form 20-F for each year since its registration.

Item 2.  Recent United States Market Activity

The Company’s ADSs, each representing one ordinary share of the Company, have been traded on the over-the-counter market since July 24, 2008.  The Company has not sold securities in the United States in any registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in the 12 months preceding the filing of this form.

GDF SUEZ does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s ordinary shares is the Eurolist of Euronext in Paris, France.

B. The ordinary shares of Gaz de France, the predecessor to GDF SUEZ, were initially listed on the Euronext Paris (formerly, the Paris Bourse) on July 8, 2005.  The Company has maintained a listing of the ordinary shares on the Euronext Paris (formerly, the Paris Bourse) since that time.

C. The percentage of trading in the Company’s ordinary shares that occurred on Euronext Paris as of a recent 12-month period was 99%.  The first and last day of the recent 12-month period were July 24, 2008 and July 23, 2009, respectively.

Item 4.  Comparative Trading Volume Data

A.           The recent 12-month period in which the Company’s average daily trading volume (“ADTV”) of its ADSs and ordinary shares was measured was from July 24, 2008 to July 23, 2009, inclusive (the “Recent 12-Month Period”).

B.           The ADTV of the Company’s ADSs in the United States during the Recent 12-Month Period was 54,207 ADSs.  The ADTV of the Company’s ordinary shares on a worldwide basis during the Recent 12-Month Period was 5,922,832 shares.

C.           During the Recent 12-Month Period, the ADTV of the Company’s ADSs in the United States was 0.91% of the ADTV of the Company’s ordinary shares on a worldwide basis for the same period.

D.           Not applicable.

E.           The Company has not terminated a sponsored American depositary receipt facility regarding its ADSs.  The Company has announced that it intends to maintain a Level 1 sponsored American depositary receipt facility for its ADSs.

F.           The Company used Bloomberg to determine on-exchange and off-exchange trading volume in the United States and trading volume on Euronext Paris.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           The Company published a financial notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act or both, on July 30, 2009.

B.           The July 30, 2009 financial notice was released to Reuters, Bloomberg and Dow Jones. Such financial notice was also posted on GDF SUEZ’s website (www.gdfsuez.com) and is attached hereto as Exhibit 1.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.gdfsuez.com.

Part III

Item 10.  Exhibits

See Exhibit 1 “Financial Notice” attached hereto.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, GDF SUEZ has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, GDF SUEZ certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GDF SUEZ

By:	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary

Date:                      July 30, 2009